

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Via E-mail
Mr. Edgardo Carlos
Chief Financial Officer
Tenaris, S.A.
29, Avenue de la Porte-Neuve – 3ʳᵈ Floor
L-2227 Luxembourg

> **Re: Tenaris, S.A.**
> **Form 20-F**
> **Filed April 30, 2014**
> **File No. 1-31518**

Dear Mr. Carlos:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2013

General

1. You told us in your letter dated March 26, 2012 that you sold products into Cuba and Syria. In addition, you state on page 25 and elsewhere that you sell products in Africa, a region that includes Sudan. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about any contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any goods, services or technology you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

12 Investments in associated companies, page F-38

3. We note the $74 million goodwill write-down related to your investment in Usiminas during 2012 described on pages 37-38 and F-51 and that the carrying value of this investment was $298.5 million at December 31, 2013. From page 16 of the Form 6-K filed August 1, 2014, you disclose that the fair value of this investment was $78.5 million at June 30, 2014. Given this significant disparity, please provide us with a value in use calculation as of June 30, 2014 and correlate this calculation with the requirements outlined in paragraphs 30-57 of IAS 36. Include in your response a description of any changes in assumptions from the calculation performed as of December 31, 2013, along with an explanation of the reasonable and supportable bases for the significant assumptions used in your calculations. If you did not perform an impairment test on this equity investment at June 30, 2014, explain to us how you determined that an additional impairment charge was not required as of this date. In this regard, paragraph 61 of IAS 39 states that a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. Lastly, please quantify the quoted fair value of your Usiminas investment at December 31, 2013.

4. Please tell us how your value in use calculations as of December 31, 2013 and June 30, 2014 captures the risks specific to your investment in Usiminas. In this regard, tell us how you adjusted the projected cash flows or discount rate to reflect those risks. Refer to paragraphs 55 and 56 of IAS 36.

5. Please tell us whether you expect any material changes in the carrying value of your Usiminas equity investment during the quarter ending September 30, 2014.

6. In future filings, please expand the risk factor disclosures on page 10 to quantify the difference between the fair value and the carrying value of your Usiminas equity investment. Further, please identify all known factors which materially impact the recoverability of this asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief